Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated June 23, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at http://billeater.com/tips/7-ways-consolidate-your-debt.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

These days, it's hard to look at debt consolidation options without getting a heavy sales pitch. The industry as a whole is known for seedy offers that are a better deal for the debt consolidation companies than for the consumer. But when used wisely, debt consolidation helps people save money by reducing the cost of interest on borrowed money. The savings can help you put more money towards the debt and eventually pay it off more quickly than you otherwise could.

The Federal Trade Commission (FTC) warns consumers to use great care in choosing debt consolidation companies because of the many false promises certain companies make. Please take time to read the FTC publication, "Knee Deep in Debt" before choosing any of the debt consolidation methods outlined below: http://www.ftc.gov/bcp/edu/pubs/consumer/credit/cre19.shtm

7 Debt Consolidation Methods

1. Cash Out Home Refinance

This method should be used with great care. Homeowners can refinance their mortgages for more than the current balance, pay off the old loan with the money and pocket the cash remainder to pay off bills. This method will often provide the lowest interest rate, but the closing costs on the loan may not be worth the effort, depending on the amount of debt you are consolidating. In addition, you are stretching the debt out over the life of the mortgage which could end up costing more in finance charges. If you pay off your credit card debt with the cash and keep using the credit cards, you are only putting yourself deeper in debt and putting your home at risk. On the plus side, the interest you pay on the debt becomes tax deductible.

2. Home Equity Line of Credit

Home equity lines of credit (HELOCs) are revolving lines of credit that let you write checks up to the total credit limit. Most HELOCs allow you to drawn on the credit for up to ten years, paying interest only. After that, the loan converts to a 20-year amortized loan. Like a cash out refinance, a HELOC is tax deductible and is likely to provide a lower interest rate. The closing costs are usually lower than a cash out refinance, sometimes offered without fees. The same dangers apply. You must stop using credit cards and take care that you don't lose your home by defaulting on the loan.

3. Home Equity Loan

Home equity loans are like HELOCs except the loan is a cash lump sum that you pay back over a fixed time. The same advantages and dangers apply as with HELOCs.

4. Low Interest Credit Card

Transferring the debt to a low interest credit card will often result in a minimum monthly payment of 2% to 5% of the debt balance. Typically, only the best credit risks will be able to use this method. In many cases, there will be an introductory period offering no interest for six months, but there will be fees associated with the transfer. Often, there is a minimum, plus a fee calculated based on 7% to 9% of the amount of debt you transfer. For those who qualify, this is an easy and convenient way to manage debt. The main risk associated with this method is that rates may increase and card holders must be careful not to increase the level of debt by failing to use care with other credit cards.

5. Peer to Peer Lending:

Social lending is a newer way to consolidate debt. Companies like Prosper and LendingClub are growing in popularity. Social lending offers convenient online applications for short-term loans, typically three years. The loan is funded by other people just like you. Quotes are free to obtain and rates are competitive, even cheaper than many credit cards. Shop around and compare rates to see if the rate they offer you compares. There are some fees associated with this type of loan and each transaction is limited to $25,000. Some borrowers may be able to hold two loans at once.

According to Rob Garcia, Sr. Director of Product Strategy at LendingClub, "Peer loans are fast, easy, and convenient. Consumers tired of inefficient and cumbersome banks can now apply in less than three minutes, get a free quote and receive funds in a few days. Sixty percent of our customers are using Lending Club to consolidate loans or pay off credit card debt." Good credit is required, and 1 in 10 people will qualify for a loan through the service.

6. 401k Loan

If you have a 401k, you may be able to borrow up to 50% of the balance (no more than $50,000) to consolidate debt. You must pay interest on the loan, but that interest goes back into your 401k, essentially letting you invest in yourself. But borrowing from a 401k is not for everyone. If you switch jobs for any reason, you must repay the loan immediately. Otherwise, the IRS will charge you a 10% early withdrawal penalty. Also, when the stock market is doing well, the money you took out is losing out on potential earnings. Of course, if the market is spiraling, the borrowed money is protected from those losses.

7. Combination

In some cases, using more than one method to consolidate debt can be the best way to go. Different circumstances require different methods. Just be sure to check out all your options and go with the most sensible approach. For instance, If you have three credit cards and one already has a very low rate, it may not make sense to include it in your debt consolidation program.